Kind Katie Movie Partners, LLC
ANNUAL REPORT

Kind Katie Movie Partners LLC
3973 Foxglove Road
Tucker, GA 30084
www.kindkatiemovie.com

This Annual Report is dated April 5, 2018

Corporate Background and General Overview

KIND KATIE Movie Partners, LLC, a Georgia-based company, is an independent production company developing and producing the feature film KIND KATIE. The faith-based, true-life story has a projected budget of $1 million. The production team consists of Producer/Writer Jon Graham, Producer/Writer Joshua W. Sims.

Sales, Supply Chain, & Customer Base
Our product, the motion picture, KIND KATIE will be marketed to movie goers and watchers worldwide. A multitude of distribution outlets will likely be employed including but not limited to theatrical release, video on demand, subscription based video on demand, broadcast, DVD/Blu-Ray - and these will be in both foreign and domestic markets. All of these distribution channels will provide revenue streams for the film. Companion products like a novelization, soundtrack and other ancillary items will also provide revenue streams for the company.

Our theatrical distribution strategy includes (in part) utilizing a service called Tugg which will reduce distribution fees and bring more revenue directly to the company. The film will be strategically marketed to those interested in faith-based film, true story films, and specifically middle-aged women and young adult females will be our target.

Competition
All movies compete for movie-goers' dollars based on interest, timing, and marketing. The faith-based field is a growing field with a highly supportive fan base.

Employees
The Company has no employees other than its officers, as of the date hereof.

Legal Proceedings
There are no legal proceedings material to our business or financial condition pending and, to the best of our knowledge, there are no such legal proceedings contemplated or threatened.

Intellectual Property
Kind Katie Movie Partners owns the script and rights to the story.

Indebtedness
The Company has no indebtedness.

Previous Offerings
Our offering began on October 9th 2017 and was extended on January 9th 2019 for another 60 days. The offering was a revenue participation agreement pursuant to Regulation CF, the proceeds of which have been used for development of the feature including Marketing, script development, and legal and other contracted expenses.

RISK FACTORS
These are the principal risks that related to the company and its business:
Risk Factors A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company Is Newly Formed The Company has a limited operating history and has not generated revenue from intended operations yet. We are a startup company and our business model currently focuses on our film's production rather than generating revenue. While we intend to generate revenue in the future, we cannot assure you when or if we will be able to do so. We rely on external financing to fund our operations. We anticipate, based on our current proposed plans and assumptions relating to our operations (including the timetable of, and costs associated with, new product development) that, if the Minimum Amount is raised in this Offering, it will be sufficient to satisfy our contemplated cash requirements through approximately December 1, 2017 assuming that we do not accelerate the development of other opportunities available to us, engage in an extraordinary transaction or otherwise face unexpected events, costs or contingencies, any of which could affect our cash requirements

Economic Conditions The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A substantial portion of our revenue will be derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the US or in other countries in which our films will be shown may adversely impact our consolidated financial results. Inflation, hyperinflation, currency exchange rates, recession, depression, high unemployment levels, and other unfavorable economic conditions could affect our ability to be profitable. A severe and/or prolonged economic downturn or a negative or uncertain political climate could adversely affect our customers' financial condition and the levels of business activity of our customers we serve. This may reduce demand for our products or depress pricing of those products and have a material adverse effect on our results of operations. In addition to having an impact on general economic conditions, events such as acts of terrorism, war, or similar unforeseen events, may adversely affect our ability to service our customers and our results of operations, although the impact of such events can be difficult to quantify. If we are unable to successfully anticipate changing economic and political conditions, we may be unable to effectively plan for and respond to those changes, and our business could be negatively affected.

Competition Competition from better-funded companies with more experience may affect our success. We face competition with respect to any films that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in the production and marketing of films and thus may be better equipped than us to develop and commercialize films. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize their films more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our film will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

Labor Laws / Conditions Labor laws for actors, or strike by actors' unions may affect our ability to complete the picture. Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Spending Habits and Use of Time by Audiences We face risks relating to competition for the leisure time and discretionary spending of audiences, which has intensified in part due to advances in technology and changes in consumer expectations and behavior. Our business is subject to risks relating to increasing competition for the leisure time and discretionary spending of consumers. We compete with all other sources of entertainment and information delivery. Technological advancements, such as new video formats and Internet streaming and downloading of programming that can be viewed on televisions, computers and mobile devices have increased the number of entertainment and information delivery choices available to consumers and intensified the challenges posed by audience fragmentation. The increasing number of choices available to audiences, including low-cost or free choices, could negatively impact not only consumer demand for our products and services, but also advertisers' willingness to purchase advertising from us. Our failure to effectively anticipate or adapt to new technologies and changes in consumer expectations and behavior could significantly adversely affect our competitive position and its business and results of operations

<u>Availability of Personnel</u> In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience. Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in the production of our films, which could adversely affect operating results. Our consultants, partners, team members, and advisers may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us. Various team members may not be available at different stages in the development, production or postproduction of the film, in which case suitable personnel will be substituted by management. Loss of talent through sickness or conflict may adversely affect the schedule or ability to complete production.

<u>Dependence on Audience Acceptance</u> Our success is primarily dependent on audience acceptance of our films, which is extremely difficult to predict and, therefore, inherently risky. We cannot predict the economic success of any of our feature films because the revenue derived from the distribution of a film (which does not necessarily directly correlate with the production or distribution costs incurred) depends primarily upon its acceptance by the public, which cannot be accurately predicted. The economic success of a film also depends upon the public's acceptance of competing series and films, the availability of alternative forms of entertainment and leisure-time activities, general economic conditions and other tangible and intangible factors, all of which can change and cannot be predicted with certainty. The economic success of a film is largely determined by our ability to produce content and develop stories and characters

that appeal to a broad audience and by effective marketing. If we are unable to accurately judge audience acceptance of our film content or to have the film effectively marketed, the commercial success of the film will be in doubt, which could result in costs not being recouped or anticipated profits not being realized. Moreover, we cannot assure you that any particular feature film will generate enough revenue to offset its distribution, fulfillment services and marketing costs

Insurance of Personnel Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people. The Company is dependent on Jon Graham and Joshua Sims in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if Jon Graham or Josh Sims die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations. The Company has entered or intends to enter into employment agreements with Auric Steele, Jon Graham, Josh Sims, Drew Waters, Chad Gundersen, Jill Hames-Graham, and Erin Bethea, although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Jon Graham or Josh Sims could harm the Company's business, financial condition, cash flow and results of operations

The film might never be made. If the film fails for any reason, is never produced or is abandoned, the Purchasers will not receive any return on their investment and will lose all of their investment amount. The revenue participation rights only provide a right to share in the revenues of the "Kind Katie" feature film. Accordingly, investors should be aware that their investment is not diversified and totally dependent upon the success of a single film. The film might not be made due to unforeseen circumstances such as a loss of key personnel, industry strike, weather, natural disaster, illness of cast or other key personnel.

Limited Rights of Investors Holders of Revenue Participation Rights have no voting rights. The Purchasers will have no right to participate in the business or affairs of the Company. The Financing Agreement does not contain any affirmative or negative covenants relating to the operation of the business or otherwise. The Company does not have any voting agreements in place for Revenue Participation Rights participants. The Company does not have any shareholder/equity holder agreements in place. Investors under no circumstances shall have the right to rescind, terminate or enjoin the exploitation of the Picture by, or interfere with any rights granted to, any distributor or licensee under any agreement entered into by Producer (or in Producer's name). As between Producer and Financier, all business and creative decisions with regard to the Picture shall be made solely by Producer(s).

REGULATORY INFORMATION
Compliance failure
The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

We are considered to be an early stage company, since we are devoting substantially all of our efforts to development of our film, our product will not exist until we are fully funded for production and have revenue will not be realized until the product has been exploited in all distribution windows.

Financial Statements
Our financial statements can be found at Exhibit A. These reflect financial records for 2017.

Operating Results

We have not yet generated any revenues and do not anticipate doing so until we have completed the building and delivery of product, which we do not anticipate occurring until Late 2018 at the earliest. Based on our forecast, with the liquidity of the anticipated full raise amount, we anticipate that we can operate the business for 12 months without revenue generation.

We will be able to start production once we have received $750,000.
Funds raised in excess of that amount prior to production beginning will be used for larger named talent as available and more production value on screen (additional locations, set design, special effects as needed).

Funds raised in excess of that amount after production begins will be used for postproduction expenses that will enhance the value of the film (film scoring, music licensing).

Any leftover funds will be used in part for increased marketing and distribution of the film.

Liquidity and Capital Resources

The company was formed in February and has minimal assets ($9000.00 +/-) and no liabilities. Funding is required to commence and complete production and marketing the motion picture. If the company is successful in this offering, we may seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to the company, not to exceed the amount of $2 million, all such funds to be used for production and marketing of the motion picture.

Plan of Operations

Specifically, we intend to produce and distribute and market a faith-based film called Kind Katie. Our milestones going forward include marketing our current offering and finding investors so we will be fully funded and can begin production in 2018. Some of the money will be used to advertise the offering, and the rest as proof of concept to attract high net worth individuals as investors.

We will also utilize the services of consultants such as a casting agent.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Name	Position	Dates of Service
Jon Gordon Graham	Owner / Producer / Manager	Since inception
Joshua Wiley Sims	Owner / Producer / Manager	Since inception

Jon G. Graham
Jon Graham has shot, scripted, edited and produced numerous documentary shorts for corporate, non-profit and entertainment markets, winning multiple peer awards. He also has produced, directed and written for live stage for many years. He is in postproduction of a documentary called Rimshots about the principle percussionist for the Atlanta Symphony Orchestra (retired). Graham also served as General Manager for a radio station and is a broadcasting entrepreneur and visionary on the leading edge of new media strategies. In 2012, Graham was asked to judge a division of the New York State Emmys. In 2016, Graham launched PeachFlicks – a distribution vehicle for Georgia-based independent film. A talented musician, he has performed in more than 30 states in the U.S. and seven European countries. In addition, Graham has recorded an album of his own and produced two albums that were distributed to Major League Baseball players. Graham has a Bachelor of Arts in Mass Communication from Shorter University, a Master's degree from New Orleans Seminary and has completed most of the work for his Doctorate from Luther Rice University. He is also an adjunct professor for the University of Phoenix and teaches American Media in Culture. Since 2007, Graham has served as State Missionary / Associate Consultant for video production for the Georgia Baptist Mission Board, providing video content for over 3600 partner churches across the state of Georgia. He also serves as CEO of PeachFlicks (since 2016) and he is CEO of Graham Creative, LLC - his production company.

Joshua W. Sims
An artist at heart, Josh has been creating with his hands most of his life. When he was younger it was mud and Legos, but as he got older it became drawing / sketching / designing with ink and paper, playing music and song writing, graphic design, film making and woodworking. He knew he wouldn't be a professional Lego Builder or later a famous musician, but he stayed close by spending many years behind a sound console mixing for live events in college, and later in a salaried position as a Church Media Director and then Video Producer. Since graduating college in 2008 with an BFA in Narrative Production, he's hiked cameras all over the world telling stories of

Missionaries and Humanitarian Non-Profits from India to Peru, the UAE to Panama. After a brief stint as Creative Director for a soon to be large corporate video agency in Atlanta, Josh started Paper Rocket Picture Company in 2012, where he serves as Producer / Storyteller. Also in 2012, Josh was asked to teach two sections of Video Production coursework at Gwinnett Technical College. In the 4 years he was there, he saw students leave his classes and go on to land internships and jobs in the Atlanta Film Industry. By the closing of 2016, Josh had Produced and / or Directed content for many national and a few global brands, as well as quite a few teaching curriculum DVD's for various non-profits, and a men's bible study series with former U.S. Navy Seals titled Common Man Uncommon Life. He has carved out a little piece of the farm life he grew up with on the east side of Atlanta where he spends his off days planting, woodworking and playing with his dogs. Josh has been CEO of Paper Rocket Picture Company since 2007 and is proud to be a manager for Kind Katie Movie Partners, LLC since March 2017

PRINCIPAL SECURITY HOLDERS

Name of Holder	% of Ownership NOW held	% of Voting Power Prior to Offering
Jon G. Graham	51%	51%
Joshua W. Sims	49%	49%

Related party transactions
The company has not conducted any related party transactions

Distribution Rights
Adjusted Gross Proceeds (those proceeds available to Producer after payment of expenses, debts, deferments, and contractually or legally obligated payments, as more specifically defined below) shall be allocated as follows:

First, 100 (100%) of Adjusted Gross Proceeds shall be paid to Investor and the Additional Investors on a pro rata (based on the ratio that their respective financing contributions bears to the aggregate of the Investor Funds and the Additional Funds) and pari passu basis until such time, if ever, as Investor has received an amount equal to one hundred and twenty percent (120%) of the Investor Funds, and the Additional Investors have received an amount equal to one hundred and twenty percent (120%) of the Additional Funds; and following such time, if ever, as Investor has recouped an amount equal to one hundred and twenty percent (120%) of the Investor Funds, and the Additional Investors have recouped an amount equal to one hundred and twenty percent (120%) of the Additional Funds, if any, then any remaining Adjusted Gross Proceeds shall be referred to as "Net Proceeds", and shall be paid as follows: (a) fifty percent (50%) to Producer ("Producer's Net Proceeds"); and (b) fifty percent (50%) to Investor and the Additional Investors on a pro rata basis (based on the ratio that their respective contributions bears to the aggregate of the Investor Funds, and the Additional Funds. All third-party participations in Net Proceeds (other than those payable to Additional Investors) shall be borne out of Producer's share of Net Proceeds.

The 50% distribution split assumes that the Investor and Additional Investors contribute the entire Investor Funds and Additional Investor Funds of the project, which is projected to be $1 million (and not to exceed $2 million), to the Producer. To the extent they contribute less than the entire budget, the 50% distribution split shall be adjusted on a pro rata basis. For purposes of clarity and by way of example, if $800,000 of a $1 million budget is raised by the Investor and Additional Investors, and the remaining $200,000 is procured by the Producer by some non-investment means (e.g. debt) 80% of the $1 million Budget would have been provided by the Investors, which would result in them receiving 80% of the potential 50% split, or 40% of the Net proceeds, resulting in the Investor and Additional Investors receiving 40% and the Producer receiving 60% to reflect the additional percentage of the Budget procured by noninvestment

"Filmmaker Funds."
"Filmmaker Funds" is defined as all the non-investment additional funds required to produce and market the Picture (e.g. loans, advances, minimum guarantees, etc.).

As used herein, "Gross Proceeds" shall mean any and all amounts, including non-refundable advances, received by Producer from the exploitation of the Picture and all elements thereof and all rights therein, in any and all manner and media, now known or hereafter devised, worldwide, in perpetuity. Notwithstanding anything to the contrary contained in this Agreement: (a) if a distributor(s) of the Picture pays for the costs of deliverables, such amounts shall not be included in Gross Proceeds; (b) any amounts used to fund production costs of the Picture shall not be included in Gross Proceeds; (c) any advance received from a record company in connection with a soundtrack album for the Picture shall be included in Gross Proceeds only to the extent that such advance is not used to pay music or other production costs; and (d) tax credits or other tax incentives received in connection with the production of the Picture shall be included in Gross Proceeds only to the extent not used to repay funds secured by such tax credits or incentives or used to directly fund production costs of the Picture. "Adjusted Gross Proceeds" shall mean Gross Proceeds remaining after deduction of the following: (i) third party sales agent and producer representative fees and expenses; (ii) actual, third party, out of pocket amounts incurred by or on behalf of Producer in connection with the sale, marketing, licensing, delivery, distribution and/or exploitation of the Picture; (iii) ongoing third party accounting costs and expenses actually incurred by or on behalf of Producer in connection with the processing of payments to profit participants (including, without limitation, collection agent fees and expenses), and audit costs; (iv) actual, third party, out of pocket expenses incurred by or on behalf of Producer in connection with the ongoing ownership of the Picture (e.g., costs incurred in connection with the preservation and storage of negatives and master prints and digital storage of the Picture and any expenses incurred in connection with the copyrighting of the Picture); (v) actual, third party, out of pocket expenses incurred in connection with the existence and management of Producer (e.g., taxes, accounting fees, filing fees, etc.); (vi) any residual and/or pension, health and welfare payments paid to unions, guilds, or their members in accordance with the agreements between Producer and the applicable guild with respect to the Picture (to the extent not assumed by the distributor(s) of the Picture); (vii) any amounts required to be withheld by law; (viii) payments pursuant to music licensing "step" deals which require additional payments based on the performance of the Picture; (ix) any actual, third party, out of pocket costs incurred by or on behalf of Producer or its affiliates in connection with enforcement of Producer's rights in the Picture, including, without limitation, actual, direct, out-of-pocket accounting, legal and auditor fees and expenses; (x) any amounts used to repay loans received in connection with the production of the Picture; (xi) any deferred compensation and bonuses (e.g., box office bonuses, award bonuses) payable to parties rendering services in connection with the Picture (to the extent not assumed by the distributor(s) of the Picture); (xii) any amounts paid to the completion guarantor of the Picture (if any) in repayment of sums advanced by such completion guarantor; and (xiii) any reasonable reserve amounts, as determined by Producer in its good faith business judgment, required to cover anticipated future costs or liabilities, provided that such reserve amounts shall be adjusted every twelve (12) months and amounts deemed by Producer as not needed to cover anticipated expenses will be forwarded for distribution per this Agreement. It is understood that Producer makes no representations or warranties as to the amount of Gross Proceeds, if any, that Producer will receive from the exploitation of the Picture.

Dilution Protection
Investors may experience dilution if Budget exceeds $1M, but not to exceed dilution of pro-rate Investor Funds and Additional Investor Funds of $2,000,000. Any funds raised in excess of $2,000,000 towards the budget, and other compensation owed to third parties will be shared out of the "Producers' Side" of the Profits.

What it means to be a Minority Holder
As a holder of Revenue Participation Rights you will have no voting rights, and limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution
The investor's portion of revenue could be diluted due to the company raising additional funds beyond the projected $1,000,000 budget amount listed (up to, but not to exceed $2,000,000). When the company raises additional funds, the percentage of the revenue that you own will go down, even though the profits of the company may

go up. In this case, you will own a smaller percentage of the investor's "pool" of the profits. This increase in funds raised could result from another crowdfunding round, a private offering, or angel investment.

If the company decides to raise over the published maximum, an investor could experience value dilution, with his or her pro-rated percentage being worth less than before.

If the Company reaches it's initial maximum goal of $107,000, it is expected that the Company will increase it's offering maximum to $1,070,000, which will create the opportunity for such dilution.

An example of how this might occur is as follows (numbers are for illustrative purposes only, and are not necessarily based on this offering):

· Jane invests $10,000 representing 1% of the published maximum to be raised (based on $1,000,000 maximum)

· The Company has an angel investor offer $200,000 for marketing and distribution expenses. This puts the Company in a much stronger position for successful box office sales, more control of distribution efforts, and will potentially raise ancillary distribution offers.

· While the company will likely have a larger net profit, Jane's percentage of revenue has gone from 1% down to .83% of the investor pool.
If you are making an investment expecting to own a certain percentage of the revenue,

it's important to realize how the value of your investment can decrease by actions taken by the Company. Dilution can make drastic changes to earnings per investment.

Transferability of securities
For a year, the securities can only be resold:
In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES
Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 5, 2018.

KIND KATIE MOVIE PARTNERS, LLC
By /s/ Jon G. Graham
Title: Chief Executive Officer, Chief
Investment Officer, Principal
Financial Officer, Principal
Accounting Officer and Majority
Manager / Director



4/5/2018

EXHIBIT A FINANCIAL STATEMENTS

(following pages)

KIND KATIE MOVIE PARTNERS, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2017

KIND KATIE MOVIE PARTNERS, LLC

TABLE OF CONTENTS



NICHOLS, CAULEY & ASSOCIATES, LLC

336 Broad Street, Suite 201, Rome, Georgia 30161
P.O. Box 1586, Rome, Georgia 30162
706-237-7990   FAX 706-237-7991
rome@nicholscauley.com

Independent Accountant's Review Report

To The Members
Kind Katie Movie Partners LLC
Atlanta, Georgia 30318

We have reviewed the accompanying financial statements of Kind Katie Movie Partners, LLC, which comprise the balance sheet as of December 31, 2017, and the related statements of operations, changes in members' deficit, and cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Nichols, Cauley + Associates, LLC

Rome, Georgia
March 5, 2018

Atlanta | Calhoun | Canton | Dalton | Dublin

Kennesaw | Marietta | Rome | Warner Robins

KIND KATIE MOVIE PARTNERS LLC
BALANCE SHEET
DECEMBER 31, 2017

ASSETS

CURRENT ASSETS
    Cash and cash equivalents $ 10,291

LIABILITIES

CURRENT LIABILITIES
    Accounts payable and accrued expenses $ 9,426

LONG-TERM LIABILITIES
    Revenue participation rights   18,844

        TOTAL LIABILITIES   28,270

MEMBERS' DEFICIT

Members' deficit   (17,979)

        TOTAL LIABILITIES AND
        MEMBERS' DEFICIT $ 10,291

See accompanying notes to financial statements and independent accountant's review report.

- 2 -

KIND KATIE MOVIE PARTNERS LLC
STATEMENT OF OPERATIONS
FOR THE PERIOD MARCH 21, 2017 THROUGH DECEMBER 31, 2017

REVENUES	$	-
GENERAL AND ADMINISTRATIVE EXPENSE		
Advertising		8,061
Professional fees		13,215
Travel		500
Meals and entertainment		259
Printing		126
Postage		12
Bank service charges		18
Total operating expenses		22,191
OTHER INCOME		
Other income		4,112
NET LOSS	$	(18,079)

See accompanying notes to financial statements and independent accountant's review report.

- 3 -

KIND KATIE MOVIE PARTNERS LLC
STATEMENT OF MEMBERS' DEFICIT
FOR THE PERIOD MARCH 21, 2017 THROUGH DECEMBER 31, 2017

Balance, at inception	$	-
Contributions		100
Net income		(18,079)
Balance, end of period	$	(17,979)

See accompanying notes to financial statements and independent accountant's review report.

- 4 -

KIND KATIE MOVIE PARTNERS LLC
STATEMENT OF CASH FLOWS
FOR THE PERIOD MARCH 21, 2017 THROUGH DECEMBER 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	(18,079)
Changes in operating assets and liabilities:		
Accounts payable and accrued expenses		9,426
Cash used by operating activities		(8,653)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds, revenue participation rights		18,844
Member contributions		100
Net cash provided by financing activities		18,944
Net (decrease) increase in cash and cash equivalents		10,291
Cash and cash equivalents at beginning of period		-
Cash and cash equivalents at end of period	$	10,291

See accompanying notes to financial statements and independent accountant's review report.

- 5 -

KIND KATIE MOVIE PARTNERS LLC
NOTES TO FINANCIAL STATEMENTS
PERIOD ENDED DECEMBER 31, 2017

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies of Kind Katie Movie Partners, LLC (the "Company") conform to generally accepted accounting principles. The following is a description of the more significant policies.

Entity

The Company, which is a Georgia based limited liability corporation, was formed on March 21, 2017. The Company is an independent production company developing and producing the feature film, Kind Katie. The faith-based true-life story has a projected budget of $1 million. The production team consists of Producer/Writer Jon Graham and Joshua W. Sims.

Cash and cash equivalents

For purposes of the statement of cash flows the Company considers temporary investments with a maturity of three months or less when acquired to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from production and distribution of the feature film when (a) pervasive evidence that an agreement exists, (b) the product or service has been delivered, (c) the prices are fixed and determinable and not subject to refund or adjustment, and (d) collection of the amounts due are reasonably assured.

Advertising costs

The Company expenses advertising costs as incurred.

Use of accounting estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and contingencies at the date of the financial statements and of revenues and expenses during the accounting period. Actual results could differ from those estimates.

Income taxes

The Company elected to be taxed as a partnership in accordance with the Internal Revenue Code. Under these provisions, the Company does not pay corporate taxes at the corporate level. Instead, the members are liable for individual income taxes on their respective share of ownership of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements. The Company recognizes interest and penalties related to uncertain tax positions, when applicable, as income tax expense in the statement of income.

Other income

Other income includes amounts received from crowdfunding campaigns and other cash donations received. The crowdfunding campaign may require the Company to provide certain benefits to the investor. The benefits are contingent upon the Company completing production of Kind Katie. Any cost of the benefits will be expensed as incurred.

2. MANAGEMENT'S PLANS

The Company has a limited operating history and is reliant on the ability to obtain funding. The Company's ability to continue as a going concern is dependent upon its ability to fund operations and production costs. During the next twelve months, the Company intends to fund its operations through Regulation Crowdfunding campaigns and additional financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain funding, the operations of the business could be harmed. The financial statements do not include any adjustments that might result from these uncertainties.

3. CONCENTRATIONS AND RISK FACTORS

The Company is subject to concentrations of credit risk related primarily to its cash and cash equivalents. The Company maintains substantially all of its cash and cash equivalents at financial institutions believed by the Company to be of high credit quality. These balances, at times, may not be subject to or may exceed the Federal Deposit Insurance Corporation (FDIC) limit. To date the Company has not experienced any loss or lack of access to cash in its operating accounts. Management believes there is no material risk because of the financial strength of the institutions.

The Company's planned principal operation is the production and sale of a feature film, Kind Katie. The Company has not commenced principal operations at this time and is in the process of raising funds to begin production of Kind Katie. The Company's activities are subject to significant risks and uncertainties including failing to secure additional funding to begin production of Kind Katie.

Other significant risk factors that could impact the Company's future results, operation and profitability include, but are not limited to: (1) potential lack of sufficient working capital due to cash flow difficulties or other factors beyond the Company's control, and (2) numerous competitive factors that could impair the Company's ability to reach profitability.

4.   REVENUE PARTICIPATION RIGHTS

The Company has secured financing through Investor Financing Agreements as a part of a Regulation Crowdfunding campaign. The terms of the agreements provide the investor rights to adjusted gross proceeds available to the producer after payments of expenses. The amounts available to investors holding this class of revenue participation rights is 100% of adjusted gross proceeds until the return is equal to 120% of the principal investment. Once 120% of the principal investment has been returned, the rate of return adjusts to a prorated share of 50% net profits.

5.   SUBSEQUENT EVENTS

The Company has evaluated events that have occurred subsequent to December 31, 2017 through March 5, 2018 for potential recognition and disclosure in the financial statements, which is the date the financial statements were made available to be issued.

CERTIFICATION

I, Jon G. Graham, Chief Executive Officer of Kind Katie Movie Partners, LLC, hereby certify that the financial statements of Kind Katie Movie Partners, LLC included in this Report are true and complete in all material respects.

_/Jon G. Graham/  4/5/2018
Jon G. Graham
Chief Executive Officer